SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ENSURGE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29356300

(CUSIP Number)

Michael Campbell
11753 Willard Avenue
Tustin, CA  92782
(714) 832-3249

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) Michael Campbell
2	check the appropriate box if a member of a group* N/A (A) [ ] (B) [ ]
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6	citizenship or place of organization United States
number of shares	7	sole voting power 2,000,000 shares
beneficially owned by	8	shared voting power 0 shares
each reporting	9	sole dispositive power 2,000,000 shares
person with	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 2,000,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 7.1%
14	type of reporting person* IN

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ITEM 1.               SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Ensurge, Inc., a Nevada corporation (the “Issuer”).

The principal Executive Office of the Issuer is located at 4766 S. Holladay Blvd., Holladay, UT 84117.

ITEM 2.                IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Michael Campbell.  Mr. Campbell’s principal address is 11753 Willard Avenue, Tustin, CA 92782.  Mr. Campbell is the President and Chief Executive Officer of Ensurge, Inc.  Mr. Campbell is a citizen of the United States.

During the last five years, Mr. Campbell (i) has not been charged or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As more fully described in Item 4 below, which is hereby incorporated by reference, Mr. Campbell acquired 2,000,000 shares of Common Stock (the “Shares”) upon conversion of a promissory note.

ITEM 4.               PURPOSE OF TRANSACTION.

On December 31, 2009, a creditor of the Issuer assigned to Mr. Campbell a promissory note made by the Issuer in the principal amount of $154,480.00.  On the same day, Mr. Campbell converted the promissory note into the Shares at a conversion rate of $0.07724 per share.  Mr. Campbell acquired the Shares for investment purposes.

Mr. Campbell does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Campbell may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on April 8, 2010, the Issuer had 28,135,341 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4, Michael Campbell has sole power to vote and direct the disposition of 2,000,000 shares of Common Stock, which constitutes approximately 7.1% of the outstanding shares of Common Stock of the Issuer.

Mr. Campbell has not effected any transactions in the Common Stock during the past 60 days, except as described in Item 4 of this Schedule 13D, which is hereby incorporated by reference.

ITEM 6.               CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of Mr. Campbell, except as disclosed in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Campbell and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.                MATERIALS TO BE FILED AS EXHIBITS.

Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 8, 2010

By/s/Michael Campbell
Michael Campbell